October 30, 2006


Via Facsimile (269) 382-0244 and U.S. Mail

Phillip D. Torrence, Esq.
Miller, Canfield, Paddock and Stone, P.L.C.
444 West Michigan Avenue
(269) 383-5804

RE:	Capitol Bancorp Limited
      Form S-4 filed October 10, 2006
	File No.333-137910

Dear Mr. Torrence:

      We have the following comments on the above-referenced filing:

Exchange Offer

1. We note that in exchange for each share of the Bank of Escondido ("BOE), security holders will receive a certain number of shares of Capitol. The exchange ratio is calculated by dividing the pro forma fully-diluted BOE common stock share value by the Capitol common stock share value. The actual exchange ratio will be based on the actual book value per share of BOE as of October 31, 2006. The
Capitol share value will be based upon the average closing price of Capitol common stock over a 30 trading day period ending one trading day prior to the close of the exchange offer. Please provide us your detailed analysis regarding why this pricing mechanism is appropriate under the tender offer rules. See Rule 14e-1(b). In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after the averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11,
1995). In your response, please tell us why you believe it is appropriate to determine the consideration on trading day prior to the expiration of the offer. In addition, please amend your offer document to include the actual book value per share of BOE as of October 31, 2006.

2. Consider providing a table setting forth the number of shares to be received as consideration based upon a reasonable range of Capitol`s stock prices.

3. If material, please describe the volatility of your stock over a recent historical period, for example, 90 days, and any risks relating to the volatility.

Summary, page 4

4. Please eliminate the phrase that the summary qualified by the more detailed information included elsewhere or incorporated by reference in this prospectus. The qualification suggests that the offer summary may not be materially complete. Note that similar qualification language is also inappropriately used in other places in the document with respect to summary of the fairness opinion, statute, and description of stock at pages 43, 46, and 47, respectively.
Please revise accordingly.

5. Revise the summary to provide a toll-free number note holders may call through the entire period of the offer to determine the consideration to be received in the offer. Please be certain to highlight this information.

Selected Consolidated Financial Data of Capitol Bancorp Limited,
Page 10

6. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Further, you have provided summary information required by Item 1010(c) of Regulation M-A. However, we cannot locate ratio of earnings to fixed charges, as required by Items 1010(c)(3). Please revise to include all the summary financial information required by Item 1010(c).

Cautionary Statement Regarding Forward-Looking Statements, page 22

7. We note that you do not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date of the forward-looking statement is made.
Please tell us how this position is consistent with your obligations under Rule 14e-1.

Conditions to the Exchange Offer, page 40

8. We refer to the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to any of the conditions (including any action or inaction by Capitol)" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise.

9. We note your statement in the penultimate sentence in the last paragraph of this section that the "determination as to whether any condition has been satisfied shall be in Capitol`s reasonable judgment and will be final and binding on all parties." Please revise this statement to narrow its scope. For example, it appears that ultimate determination of such matters may be by a court of law.

Where You Can Find More Information, page 50

10. We note your statement that you incorporate by reference into this Offer the documents listed and any additional documents you may file with the Commission between the date of this offer and the expiration date. Schedule TO does not allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder and its management are in possession of all facts relating to a bidder`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions